EXHIBIT 99.1

enCore Energy Corp.
101 N. Shoreline Blvd, Suite 450

Corpus Christi, TX 78401

MANAGEMENT INFORMATION CIRCULAR

as at May 12, 2023

CHAIRMAN’S MESSAGE William M. Sheriff

Dear Fellow Shareholders

On behalf of the Board of Directors, you are invited to attend the Annual General Meeting of Shareholders (“Meeting”) of enCore Energy Corp to be held on Wednesday, June 21, 2023 at 9:00 am Pacific Time at the office of Morton Law, Suite 1200-750, West Pender Street, Vancouver, British Columbia.

enCore’s strategy to put together the best possible team of experienced personnel and acquiring existing, licensed uranium processing plants and established resources in favorable jurisdictions in the United States is well underway. We saw the opportunity to be the industry leader in a world embracing the concept of net zero emissions, which we believed could not be achieved without a major expansion of nuclear energy. Our goal is simple: to be the leading In-Situ Recovery (ISR) producer of uranium in the United States.

As we advance our strategy, with significant milestones achieved through the past year, we also have important business to attend to at our Annual General Meeting. Our Management Information Circular contains important information about the Meeting and business to be conducted including voting details, the nominated directors, appointment of auditors, executive compensation and the Stock Option Plan at enCore. You will find our Annual Information Form, Consolidated Year End Financial Statements and Management’s Disclosure & Analysis on our website which provides detailed business and financial information. This year we will publish our 1st Annual Report, which outlines our business plan, objectives and goals as we push towards becoming the leading provider of domestic uranium, through ISR, in the United States, a critical component for the delivery of clean, reliable nuclear energy in an ever-changing world with growing demands on the electric grid. All of this information is available on www.encoreuranium.com, in downloadable format, or by request in hard copy by contacting info@encoreuranium.com.

I encourage you to review all of our corporate documents, to familiarize yourself with our business goals, operational framework and results, in advance of the Meeting. I also encourage all Shareholders to participate in the election process and to vote well in advance of the Meeting. Your vote is important.

enCore appreciates your continued support and participation in the Annual General Meeting. We are excited about the current market conditions for enCore, uranium and nuclear energy and look forward to the year ahead.

William M. Sheriff

Executive Chairman

enCore Energy Corp.
101 N. Shoreline Blvd, Suite 450

Corpus Christi, TX 78401

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting of shareholders (the “Meeting”) of enCore Energy Corp. (the “Company”) will be held in the boardroom of Morton Law LLP located at Suite 1200, 750 West Pender Street, Vancouver, British Columbia, Canada, on Wednesday, June 21, 2023 at 9:00 a.m. (Pacific time) for the following purposes:

1.	to receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2022 and the auditor’s reports thereon;
2.	to fix the number of directors of the Company at seven (7) for the ensuing year;
3.	to elect directors of the Company for the ensuing year;
4.	to appoint Davidson & Company LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
5.	to approve the continuation of the Company’s stock option plan, as more particularly set forth in the accompanying management information circular; and
6.	to transact any other business which may properly come before the Meeting, or any adjournment or postponement thereof.

Accompanying this notice of meeting is the management information circular (“Information Circular”), a form of proxy (“Proxy”) or Voting Instruction Form (“VIF”), and a form whereby shareholders can request to be added to the Company’s supplemental mailing list. The Information Circular provides more detailed information relating to the matters to be addressed at the Meeting, and forms part of this Notice.

The board of directors have fixed the close of business on May 12, 2023 as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his/her stead. If you are unable to attend the Meeting in person, please date, execute, and return the enclosed form of Proxy or VIF in accordance with the instructions set out in the notes to the Proxy or VIF and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 12th day of May, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS OF ENCORE ENERGY CORP. By: “W. Paul Goranson” Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	- 1 -
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	- 3 -
RECORD DATE AND QUORUM	- 3 -
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	- 4 -
PARTICULARS OF MATTERS TO BE ACTED UPON	- 4 -
ITEM 1. Presentation of Financial Statements	- 4 -
ITEM 2. Fixing the Number of Directors and Election of Directors	- 4 -
ITEM 3. Appointment of Auditor	- 15 -
ITEM 4. Approval of Stock Option Plan	- 16 -
OTHER BUSINESS	- 17 -
STATEMENT OF EXECUTIVE COMPENSATION	- 18 -
Summary Compensation Table	- 21 -
Incentive Plan Awards for NEOs	- 23 -
Pension Plan Benefits	- 25 -
Termination and Change of Control Benefits	- 25 -
Director Compensation	- 27 -
Incentive Plan Awards for Directors	- 27 -
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	- 29 -
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	- 29 -
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	- 29 -
MANAGEMENT CONTRACTS	- 29 -
STATEMENT OF CORPORATE GOVERNANCE	- 30 -
AUDIT COMMITTEE	- 33 -
ADDITIONAL INFORMATION	- 33 -
DIRECTORS’ APPROVAL	- 34 -
APPENDIX “A” BOARD OF DIRECTORS’ MANDATE	- 35 -

MANAGEMENT INFORMATION CIRCULAR

as at May 12, 2023

This management information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by management of enCore Energy Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held on June 21, 2023 at 9:00am Pacific Time and any adjournment or postponement thereof, for the purposes set forth in the attached notice of Meeting. Except where otherwise indicated, the information contained herein is stated as of May 12, 2023.

In this Information Circular, references to the “Company” and “we” refer to enCore Energy Corp. “Common Shares” means common shares without par value in the capital of the Company. “Registered Shareholders” means Shareholders whose names appear on the records of the Company as the registered holders of Common Shares. “Non-Registered Shareholders” means Shareholders who do not hold Common Shares in their own name. “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Shareholders. Unless otherwise indicated, all references in this Information Circular to “$” refer to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged to send meeting materials directly to Registered Shareholders, as well as Non-Registered Shareholders who have consented to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (non-objecting beneficial owners). We have not arranged for Intermediaries to forward the meeting materials to Non-Registered Shareholders who have objected to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (objecting beneficial owners) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). As a result, objecting beneficial owners will not receive the Information Circular and associated meeting materials unless their Intermediary assumes the costs of delivery.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are officers or directors of the Company, or solicitors for the Company. If you are a Registered Shareholder, you have the right to attend the Meeting or vote by proxy and to appoint a person or company other than the person designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of Proxy.

If you are a Registered Shareholder you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions on the Proxy.

In all cases you should ensure that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Every Proxy may be revoked by an instrument in writing:

(i)	executed by the Registered Shareholder or by his/her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of the company; and

(ii)	delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the Proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf. If you are a Non-Registered Shareholder, see “Voting by Non-Registered Shareholders” below for further information on how to vote your Common Shares.

Exercise of Discretion by Proxyholder

If you vote by proxy, the persons named in the Proxy (the “Proxyholder”) will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(i)	each matter or group of matters identified therein for which a choice is not specified,

(ii)	any amendment to or variation of any matter identified therein,

(iii)	any other matter that properly comes before the Meeting, and

(iv)	the exercise of discretion of the Proxyholder.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. Management is not currently aware of any other matters that could come before the Meeting.

Voting by Non-Registered Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Non-Registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. (the registration name for the Depository Trust Company, which acts as nominee for many U.S. brokerage firms), and in Canada, under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

If you have consented to disclosure of your ownership information, you will receive a request for voting instructions from the Company (through Computershare). If you have declined to disclose your ownership information, you may receive a request for voting instructions from your Intermediary if they have assumed the cost of delivering the Information Circular and associated meeting materials. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. However, most Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

If you are a Non-Registered Shareholder, you should carefully follow the instructions on the voting instruction form received from Computershare or Broadridge in order to ensure that your Common Shares are voted at the Meeting. The voting instruction form supplied to you will be similar to the Proxy provided to the Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on your behalf.

The voting instruction form sent by Computershare or Broadridge will name the same persons as the Company’s proxy to represent you at the Meeting. Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you (who need not be a Shareholder), may attend at the Meeting as Proxyholder for your Intermediary and vote your Common Shares in that capacity. To exercise this right to attend the meeting or appoint a Proxyholder of your own choosing, you should insert your own name or the name of the desired representative in the blank space provided in the voting instruction form. Alternatively, you may provide other written instructions requesting that you or your desired representative attend the Meeting as Proxyholder for your Intermediary. The completed voting instruction form or other written instructions must then be returned in accordance with the instructions on the form.

If you receive a voting instruction form from Computershare or Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed as described above and returned in accordance with its instructions well in advance of the Meeting in order to have the Common Shares voted.

Notice to Shareholders Not Resident in Canada

The Corporation is organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Corporation is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Corporation and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Corporation, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person or company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraph (a) or (b) above.

RECORD DATE AND QUORUM

The board of directors (the “Board”) of the Company has fixed the record date for the Meeting as the close of business on May 12, 2023 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote their Common Shares at the Meeting, except to the extent that any such Shareholder transfers any Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not less than ten (10) days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case, only such transferee shall be entitled to vote such Common Shares at the Meeting.

Under the Company’s articles, the quorum for the transaction of business at a meeting of Shareholders is one person who is a Shareholder, or who is otherwise permitted to vote Common Shares of the Company at a meeting of Shareholders, present in person or by proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the Record Date, there were 143,283,688 Common Shares issued and outstanding, with each Common Share carrying the right to one vote. Only Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by Proxy at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, no Shareholders beneficially own, or exercise control or direction over, directly or indirectly, Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company’s directors, the only matters to be placed before the Meeting are those set forth in the accompanying notice of Meeting and more particularly discussed below.

ITEM 1. Presentation of Financial Statements

The annual consolidated financial statements of the Company for the financial year ended December 31, 2022, together with the auditor’s report thereon, will be placed before the Meeting. The Company’s financial statements are available on the System of Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

ITEM 2. Fixing the Number of Directors and Election of Directors

The Company proposes to fix the number of directors of the Company at seven (7) and to nominate the persons listed below for election as directors. Each director will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. If, prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the Common Shares represented by Proxy for the election of any other person or persons as directors.

Pursuant to the advance notice provisions contained in the Company’s Articles (the “Advance Notice Provisions”), the Board has determined that notice of nominations of persons for election to the Board at the Meeting must be made following the requirements of such Advance Notice Provisions. To the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Articles and, subject to the timely receipt of any such nomination, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

The Board has adopted a Majority Voting Policy stipulating that Shareholders are entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders meeting. If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, the director shall immediately tender their written resignation to the Board. The Board of Directors shall determine whether or not to accept the resignation within 90 days following the applicable shareholders’ meeting. Any director who tenders his or her resignation pursuant to this policy shall not participate in the deliberations of the Committee or the Board of Directors regarding the resignation. The resignation will be effective when accepted by the Board of Directors. If a resignation is accepted, the Board of Directors may leave the resulting vacancy unfilled until the next annual general meeting or it may fill the vacancy through the appointment of a new director. Following the Board of Director’s decision on the resignation, the Board of Directors shall promptly disclose, via press release, its decision whether or not to accept the director’s proposed resignation.

The following tables set out the names of the management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of Common Shares which each beneficially owns or over which control or direction is exercised.

William M. Sheriff, MSc - Director and Executive Chairman British Columbia, Canada | Director since October 30, 2009
Areas of expertise: Strategic Vision & Planning Industry Expertise Financial Market Expertise Corporate Finance Mergers & Acquisitions Property Acquisition & Disposition
Principal Occupation: (1)

Chairman of enCore since 2009 and Executive Chairman of enCore since January 2019.  Executive Chairman of C2C Gold Corp. since June 2022. Director and Co-founder of Group 11 Technologies Inc. since August 2020. Executive Chairman of Golden Predator Mining Corp from April 2014 to September 2021. Director of Exploits Discovery Corp. from October 2020 to November 2022. Chairman of Sabre Gold Mines Corp. from September 2021 to January 2023.

Business Experience:

Mr. Sheriff, as the founder and Executive Chairman, has advanced the company from inception to a near-term producer with a multi-jurisdictional United States asset base. Mr. Sheriff is an entrepreneur and visionary with over 40 years of experience in the minerals industry and the securities industry, and has been responsible for significant capital raises along with corporate development. Mr. Sheriff was a pioneer in the uranium renaissance as co-founder and Chairman of Energy Metals Corp. and was responsible for compiling the largest domestic uranium resource base in US history before the company was acquired by Uranium One Corp for $1.8 Billion in 2007. With his in-depth understanding of the nuclear industry and market conditions, plus his knowledge of the financial markets, Mr. Sheriff is regarded as a leader and avid supporter of nuclear energy as a clean and reliable energy source for the United States.

Mr. Sheriff also has a significant interest in the gold exploration sector with personal and corporate gold exploration assets across the United States and Canada. He is a Director and co-founder of Group 11 Technologies Inc, a private company committed to the development and application of environmentally and socially responsible precious metals mineral extraction as an alternative to conventional mining methods. He has compiled one of the largest privately-held mining databases in the world, providing enCore with exclusive access to proprietary uranium projects.

Education:	Bachelor of Science in Geology, Fort Lewis College Master of Science in Mining Geology, University of Texas-El Paso
Public Directorships (past 5 years):

enCore Energy Corp.

C2C Gold Corp. (formerly Taku Gold Corp.) (June 2022 to Present)

Exploits Discovery Corp. (October 2020 - November 2022)

Sabre Gold Mines Corp. (September 2021 - January 2023)

Golden Predator Mining Corp. (April 2014 - September 2021)

Committee Membership and Attendance during the year ended December 31, 2022		Share Ownership as at May 12, 2023
Membership	Attendance	Common Shares(1)	Options
Board Option Grant Committee Investment Committee	11 out of 11 (100%) 1 out of 1 (100%) 1 out of 1 (100%)	2,025,722	850,000

Notes:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.

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W. Paul Goranson, MSc, P.E. - CEO and Director Texas, USA | Director since September 14, 2020
Areas of expertise: Industry Expertise Strategic Leadership Regulatory compliance Risk Management
Principal Occupation: (1)	Professional Engineer; CEO of enCore since October 2020.
Business Experience

Mr. Goranson, through his 30+ year career, has taken the initial work in the field of in-situ recovery (ISR) technology and elevated commercial uranium production to a large scale. He is an experienced executive with an impressive history in the uranium extraction industry, including building, renovating and operating a number of ISR facilities in the United States, including our Alta Mesa and Rosita ISR projects. Most recently, Mr. Goranson was the Chief Operating Officer for Energy Fuels Resources (USA) Inc., where he was responsible for the operations of the company’s conventional and in-situ recovery uranium projects, including Nichols Ranch and Alta Mesa ISR Projects. Mr. Goranson served as President, Chief Operating Officer and Director for Uranerz, where he was responsible for commissioning, operating and expanding the Nichols Ranch ISR Uranium Project. Mr. Goranson was President, Cameco Resources, the company that operated Cameco, Inc.’s U.S. ISR operations. Also, Mr. Goranson was Vice President of Mesteña Uranium LLC, where he led the construction, startup and operation of the Alta Mesa project which achieved over one million pounds of uranium production per year. His responsibilities included marketing uranium, negotiating long-term uranium supply contracts and spot uranium sales with nuclear utilities . In addition to his experience with conventional and ISR uranium production, Mr. Goranson has extensive experience in uranium markets, Federal and State regulatory affairs and government policy.

Mr. Goranson has recently served as the President of the Uranium Producers of America, and as the President of the Wyoming Mining Association. He has served in leadership positions within the National Mining Association, Texas Mining and Reclamation Association, and the Nuclear Energy Institute. He currently serves on the Board of Brush Country Groundwater Conservation District located in South Texas. Mr. Goranson is a registered Professional Engineer in the State of Texas.

Education:	Master of Science in Environmental Engineering, Texas A&M University-Kingsville Bachelor of Science in Natural Gas Engineering, Texas A& I University
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2022		Share Ownership as at May 12, 2023
Membership	Attendance	Common Shares(1)	Options
Board Option Grant Committee Investment Committee	11 out of 11 (100%) 1 out of 1 (100%) 1 out of 1 (100%)	309,195	958,333

Notes:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.

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Dennis E. Stover, PhD - CTO and Director Oklahoma, USA | Director since February 9, 2012
Areas of expertise: Strategic Leadership Industry Expertise Risk Management Environment & Sustainability Corporate Finance
Principal Occupation: (1)	Chief Technical Officer of enCore since October 2020; CEO of the Company from August 2014 to October 2020.
Business Experience:

Dr. Stover, a co-inventor of in-situ recovery (ISR) technology that enCore uses exclusively in our processing plants, also holds numerous patents related to ISR applications. He is a leading expert in in-situ metal recovery, with dozens of relevant technical publications. Dr. Stover commenced his work in ISR technology in Texas in the 1960s and now bears witness to the application of the technology, resulting in over 60% of worldwide uranium production.

Dr. Stover has a 40-year career focused on direct involvement with commercial uranium exploration, project development, and mining operations. Until his retirement in 2011, Dr. Stover previously served as Chief Executive Officer of enCore Energy; and before that as Executive Vice President, Americas for Uranium One, Inc. where he oversaw commercial development of Uranium One’s substantial U.S. uranium assets as well other uranium assets in the Americas. Previous to this position, he served as Chief Operating Office for Energy Metals Corporation (EMC) and was instrumental in advancing its US assets prior to its sale to Uranium One, Inc. He has co-authored three IAEA Guidebooks and Manuals related to both Acidic and Alkaline Uranium ISR technology and is the author of six United States Patents concerning various aspect of in-situ recovery of uranium and reservoir restoration. Dr. Stover is a member of numerous professional societies.

Education:	Bachelor of Science, The University of Michigan Bachelor of Arts in Chemistry, Kalamazoo College Master of Science, The University of Michigan PhD in Chemical Engineering, The University of Michigan
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2022		Share Ownership as at May 12, 2023
Membership	Attendance	Common Shares(1)	Options
Board Option Grant Committee Health, Safety, Environmental and Sustainability Committee	10 out of 11 (91%) 1 out of 1 (100%) 1 out of 1 (100%)	280,500	683,333

Notes:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.

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William B. Harris - Independent Director and Chair of the Audit Committee Florida, USA | Director since October 30, 2009
Areas of expertise: Strategic Leadership Corporate Finance Risk Management Accounting Operations
Principal Occupation:(1)	Partner of Solo Management Group, LLC, an investment management and financial consulting company since 1998. Director of Scandium International Mining Corp. since 2007.
Business Experience:

Mr. Harris is a partner in Solo Management Group, LLC, an investment and management consulting partnership. He was previously a board member of Energy Metals Corporation, Chairman and Executive Committee member of the American Fiber Manufacturers Association, and President and Chief Executive Officer of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. At Hoechst Fibers Worldwide, Mr. Harris managed the business’ $5 billion operation, comprised of 21,000 employees and production locations in 14 different countries. Harris is currently a Director of Scandium International Mining Corp.

Education:	Bachelor of Arts in English, Harvard College Master of Business Administration in Finance, Columbia University Graduate School of Business
Public Directorships (past 5 years):	Scandium International Mining Corp.
Committee Membership and Attendance during the year ended December 31, 2022		Share Ownership as at May 12, 2023
Membership	Attendance	Common Shares(1)	Options
Board Audit Committee Compensation Committee Governance and Nominating Committee	10 out of 11 (91%) 5 out of 5 (100%) 2 out of 2 (100%) 2 out of 2 (100%)(2)	201,111	533,334

Notes:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years
(2)	On August 17, 2022, the Compensation, Governance and Nominating Committee was split into two separate committees, being the Compensation Committee and the Governance and Nominating Committee.

Mark S. Pelizza - Independent Director and Chair of the Compensation Committee Texas, USA | Director since December 18, 2014
Areas of expertise: Strategic Leadership Industry Expertise Operations Risk Management Environment & Sustainability
Principal Occupation: (1)	Principal of M.S. Pelizza & Associates since September 2014. Professional Geoscientist and Certified Professional Geologist.
Business Experience:

Mr. Pelizza has spent 45 years in the uranium industry with project experience including the Alta Mesa, Benavides, Kingsville Dome, Longoria, Palangana, Rosita, West Cole and the Vasquez projects, all in Texas. He was also responsible for the permitting and licensing of the Church Rock, Crownpoint, and Unit 1 projects in New Mexico and the North Platte project in Wyoming. Currently, Mr. Pelizza is the Principal of M.S. Pelizza & Associates LLC, where he represents extractive industry clients. He previously served as Sr. Vice President of Health, Safety and Environmental Affairs with Uranium Resources, Inc. He has also previously worked with Union Carbide Corp. He is a licensed Professional Geoscientist in Texas and a Certified Professional Geologist with the American Institute of Professional Geologists. He is the Past Chairman of the Texas Mining and Reclamation Association and the Past Chairman of the Uranium Producers of America.

Education:	Bachelor of Science in Geology, Fort Lewis College Master of Science in Geological Engineering, Colorado School of Mines
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2022		Share Ownership as at May 12, 2023
Membership	Attendance	Common Shares(1)	Options
Board Compensation Committee Governance and Nominating Committee Health, Safety, Environmental and Sustainability Committee	11 out of 11 (100%) 2 out of 2 (100%) 2 out of 2 (100%)(2) 1 out of 1 (100%)	345,000	466,666

Notes:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.
(2)	On August 17, 2022, the Compensation, Governance and Nominating Committee was split into two separate committees, being the Compensation Committee and the Governance and Nominating Committee.

Richard M. Cherry - Independent Director and Chair of the Health, Safety, Environmental and Sustainability Committee Oklahoma, USA | Director since December 31, 2014
Areas of expertise: Strategic Leadership Industry Expertise Risk Management Environment & Sustainability Corporate Finance Accounting
Principal Occupation: (1)	Independent consultant since April of 2006. Professional Engineer.
Business Experience:

Mr. Cherry is a veteran executive of the nuclear industry, having worked for several leading companies in the areas of uranium mining, production, conversion, marketing, and power generation operations for 40 years. He is currently employed as a consultant to the uranium mining industry. Mr. Cherry previously served as President and CEO of Cotter Corporation and Nuclear Fuels Corporation, both affiliates of General Atomics Corporation. Mr. Cherry was responsible for all aspects of Cotter’s mining and milling operations in Colorado, including uranium and vanadium ores, with over 200 employees. His participation in Nuclear Fuels Corporation made him responsible for the worldwide uranium marketing efforts for all General Atomics’ affiliates. He holds a US patent in the area of minerals production and has made presentations to industry groups and government agencies.

Education:	Master of Science in Mechanical Engineering, Wichita State University Bachelor of Science in Engineering Physics, University of Oklahoma
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2022		Share Ownership as at May 12, 2023
Membership	Attendance	Common Shares(1)	Options
Board Audit Committee Compensation Committee Health, Safety, Environmental and Sustainability Committee	11 out of 11 (100%) 5 out of 5 (100%) 0 out of 0(2) 1 out of 1 (100%)	31,667	466,666

Notes:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.
(2)	On August 17, 2022, the Compensation, Governance and Nominating Committee was split into two separate committees, being the Compensation Committee and the Governance and Nominating Committee. Mr. Cherry was appointed as a member of the Compensation Committee on August 17, 2022 and accordingly did not attend Compensation, Governance and Nominating Committee Meetings prior to his appointment.

Susan Hoxie-Key - Independent Director and Chair of the Governance and Nominating Committee Alabama, USA | Director since June 22, 2022
Areas of expertise: Strategic Leadership Industry Expertise Risk Management
Principal Occupation: (1)	Prior to April 2021, Consulting Engineer, Nuclear Fuel Department, Southern Nuclear Operating Company, Inc.
Business Experience:

Ms. Hoxie-Key is a proven nuclear industry leader, with more than 40 years of engineering experience covering nuclear core design, nuclear fuel-related licensing, nuclear fuel procurement, oversight of nuclear fuel-related engineering products, and direct support of reactor operations. She worked for Southern Nuclear Operating Company (SNC) for 31 years, where she directed and conducted complex multi-disciplinary projects involving in-reactor fuel performance, fuel procurement, fuel-related licensing, and core design. She also served as the SNC lead for nuclear industry efforts to increase the uranium enrichment limit above 5 weight percent and to increase the current licensed fuel burnup limit. Ms. Hoxie-Key was a 2008 winner of the American Nuclear Society (ANS) Oestmann Achievement Award for technical achievement in the fields of nuclear science, engineering, research, or education. She has also held numerous nuclear industry leadership roles across the years, including Chairman of the World Nuclear Fuel Market (WNFM) Board of Governors between June 2016 and June 2018, and member of the Nuclear Energy Institute (NEI) Accident Tolerant Fuel Safety Benefits and Licensing Task Forces. She is a registered Professional Engineer in Alabama and Georgia.

Education:	Bachelor of Science in Nuclear Engineering, Mississippi State University Master of Science in Nuclear Engineering, Georgia Institute of Technology
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2022		Share Ownership as at May 12, 2023
Membership	Attendance	Common Shares(1)	Options
Board Audit Committee Governance and Nominating Committee	7 out of 7 (100%)(2) 2 out of 2 (100%)(3) 0 out of 0(4)	Nil	166,667

Notes:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.
(2)	Susan Hoxie-Key was appointed as a director on June 22, 2022 and accordingly did not attend Board Meetings prior to her appointment.

(3)	Ms. Hoxie Key was appointed as a member of the Audit Committee on August 17, 2022 and accordingly did not attend Audit Committee Meetings prior to her appointment.
(4)	On August 17, 2022, the Compensation, Governance and Nominating Committee was split into two separate committees, being the Compensation Committee and the Governance and Nominating Committee. Ms. Hoxie-Key was appointed as a member of the Governance and Nominating Committee on August 17, 2022 and accordingly did not attend Compensation, Governance and Nominating Committee Meetings prior to her appointment.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:
(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director or executive officer;
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

For the purposes of section (a) above, “order” means:

(i)	a cease trade order;
(ii)	an order similar to a cease trade order; or
(iii)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for more than 30 consecutive days.

ITEM 3. Appointment of Auditor

The Board recommends that Shareholders vote to appoint Davidson & Company LLP (“Davidson”), as the Company’s auditor and to authorize the directors to fix their remuneration. Davidson was appointed as auditors for the Company effective as of December 18, 2016.

The management designees, if named as proxy, intend to vote the Common Shares represented by any such Proxy FOR the appointment of Davidson as auditors of the Company, at a remuneration to be fixed by the Board, unless a Shareholder has specified in his or her Proxy that his or her Common Shares are to be withheld from voting on the appointment of auditors.

ITEM 4. Approval of Stock Option Plan

The Company currently has in effect a stock option plan dated November 30, 2021 (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company and its shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

In accordance with the policies of the TSX Venture Exchange (the “Exchange”), a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Terms of the Stock Option Plan

The following is a summary of the material terms of the current Stock Option Plan:

Eligible Optionees. Under the Stock Option Plan, the Company can grant options (the “Options”) to acquire Common Share to directors, officers and consultants of the Company or affiliates of the Company, as well as to employees of the Company and its subsidiaries.

Number of Shares Reserved. The number of Common Shares which may be issued pursuant to Options granted under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares from time to time at the date of the grant of Options.

Number of Shares Held by a Consultant. The maximum number of Common Shares which may be issued pursuant to Options granted to a consultant under the Stock Option Plan is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period.

Number of Shares Held by Persons Performing Investor Relations. The maximum number of Common Shares which may be issued pursuant to Options granted to all persons in aggregate who are employed to perform investor relations activities is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period, provided that such Options vest in stages over a 12-month period with no more than ¼ of the Options vesting in any 3-month period.

Maximum Term of Options. The term of any Options granted under the Plan is fixed by the Board and may not exceed five years from the date of grant.

Exercise Price. The exercise price of Options granted under the Stock Option Plan is determined by the Board, but may not be less than the closing price of the Company’s Common Shares on the Exchange on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Stock Option Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board or the Exchange, if applicable.

Termination. Any Options granted pursuant to the Stock Option Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, employee of the Company, unless such cessation is on account of death. If such cessation is on account of death, the Options terminate on the first anniversary of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the Shareholders, or removed by order of a securities commission or the Exchange shall have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the Exchange shall have their Options terminated immediately.

Transferability. The Options are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Stock Option Plan shall be subject to the Company first obtaining the approvals, if required, of (a) the Shareholders or disinterested Shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange, or any stock exchange on which the Common Shares may then be listed for trading; and (b) the Exchange, or any stock exchange on which the Common Shares may then be listed for trading.

Administration. The Stock Option Plan is administered by such director or other senior officer or employee as may be designated by the Board from time to time.

Board Discretion. The Stock Option Plan provides that, generally, the number of Common Shares subject to each Option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board.

Accordingly, at the Meeting, the Shareholders will be asked to pass the following resolution:

“BE IT RESOLVED as an ordinary resolution that:

(a)	the Company’s stock option plan be approved, and that in connection therewith a maximum of 10% of the Company’s issued and outstanding common shares at the time of each grant be approved for granting as options;
(b)	the Board of the Company be authorized in its absolute discretion to administer the stock option plan and amend or modify the stock option plan in accordance with its terms and conditions and with the policies of the TSX Venture Exchange; and
(c)	any director or officer of the Company be authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.”

OTHER BUSINESS

As of the date of this Information Circular, management of the Company knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the Proxyholder.

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STATEMENT OF EXECUTIVE COMPENSATION

The following executive compensation disclosure is prepared in accordance with National Instrument 51-102 Continuous Disclosure Obligations and Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”). The purpose of this section is to provide disclosure of all compensation earned by directors and certain executive officers in connection with their position as a director or officer of, or consultant to, the Company.

For the purposes of this Information Circular:

“CEO” means the Company’s chief executive officer;

“CFO” means the Company’s chief financial officer;

“Named Executive Officer” or “NEO” means:

(a)	the CEO;
(b)	the CFO;
(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year, whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 for the financial year ended December 31, 2022; and
(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2022, the end of the most recently completed financial period of the Company, the Company had five (5) NEOs as follows:

NEO Name	Position
W. Paul Goranson	CEO
Carrie Mierkey	CFO
William Sheriff	Executive Chairman
Peter Luthiger	Chief Operating Officer
Gregory Zerzan	Chief Administrative Officer

Compensation Discussion and Analysis

The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The compensation committee’s (the “Compensation Committee”) role and philosophy, among other things, are to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its Shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Since last year’s Meeting, neither the Board nor the Compensation Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation programme, and the Board does not believe that the Company’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

The current members of the Compensation Committee are William B. Harris, Mark S. Pelizza, and Richard M. Cherry. The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers. The Board has adopted a charter for the Compensation Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)       attracting and retaining talented, qualified and effective executives;

(b)       motivating the short and long-term performance of these executives; and

(c)       better aligning the interests of these executives with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus plan and equity participation through its stock option plan.

Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary, bonus plan based on corporate goals set by the Board and stock options. With the exception of the stock option plan, the Company does not presently have any other long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and make recommendations to the Board concerning the individual components of their compensation.

Cash Salary

As a general rule, the Company seeks to offer its NEOs a compensation package that is in line with the Company’s fiscal resources and competitive with other companies in the mineral exploration industry of a similar size at a similar stage of development, and as an immediate means of rewarding the NEOs for efforts expended on behalf of the Company.

Bonus Plan

The Company’s current Executive Chairman, CEO, CFO and Chief Technical Officer (“CTO”) are eligible to receive a cash bonus, up to a certain percentage of base salary, which will be paid in accordance with the determination of enCore’s Compensation Committee and recommendation to the Board for approval, based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined corporate and personal goals established between enCore and the individual; and c) share price performance.

The Company’s current Executive Chairman and CEO are also eligible to receive a special bonus that will be established by enCore for exceptional achievements as measured by enCore’s market capitalization, its growth profile in assets or by any other metrics as reviewed by the Compensation Committee and recommended for approval by the Board.

Equity Participation

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, Management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

Performance Graph

The graph below compares the Company’s total shareholder return on a $100 investment in Common Shares to the total return to the S&P/TSX SmallCap Index. Total Return Index Value for the period commencing January 4, 2021 and ending December 30, 2022.

The S&P/TSX SmallCap Index was created to address the needs of investment managers requiring a portfolio index of the small cap market segment of the Canadian equity market, of which the Company would be considered a part of. Securities must be between $100 million and $1.5 billion in market capitalization and must have a minimum volume weighted average price of $1.00 over the last three trading days of the month-end prior to an annual review. During the period covered by the performance graph, the Company has exceeded the performance of the benchmark by 22%. Given the Company’s market capitalization size and size of operations upon inception of the Company, volatility has been higher than that of the benchmark. Accordingly, the Company’s successful performance over a two-year period has resulted in a return premium relative to the benchmark.

The Company’s management compensation is tied to the performance of certain company-specific metrics including but not limited to revenue performance. Each NEOs bonus payout was determined primarily by the Company’s annual financial performance resulting in awards that have a meaningful direct link to the Company’s financial results for the fiscal year.

Share-based and Option-based Awards

The Company currently has in effect the Stock Option Plan, the purpose of which is to advance the interests of the Company and its Shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

The Stock Option Plan is administered by the Board (with certain responsibilities delegated to the Option Grant Committee in regards to considering grants to employees and consultants who aren’t directors or executive officers of the Company) that determines, from time to time the eligibility of persons to participate in the Stock Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis, but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are taken into account when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

As at the date of the Circular, the Company has options outstanding under the Stock Option Plan to purchase 7,048,236 Common Shares, representing 49.19% of the available options, and 4.91% of the issued and outstanding Common Shares, as at that date. Accordingly, 7,280,123 options remain available for grant under the Stock Option Plan. These numbers reflect the share consolidation completed by the Company on September 14, 2022.

Compensation Governance

The Board has established a Compensation Committee comprised of three directors; William B. Harris, Mark S. Pelizza, and Richard M. Cherry. All members are considered independent members of the Compensation Committee. The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, and to make recommendations to the Board on the Company’s compensation policies. In addition, the Committee reviews the Company’s succession plans for the CEO and makes recommendations with respect to severance paid to executives. The Board is responsible for approving stock option grants and administering the Stock Option Plan. The process adopted with respect to the review of compensation for the Company’s directors and senior officers is set out under the heading “Compensation Discussion and Analysis” above.

The Compensation Committee members’ collective experience in leadership roles, their extensive knowledge of the mining industry and their experience in operations, financial matters and corporate strategy provide the Compensation Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate.

The Company did not retain a compensation consultant or advisor at any time during the Company’s most recently completed financial year.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2022, 2021 and 2020 in respect of the NEOs of the Company.

Name and principal position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d)	Option-based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension Value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
W. Paul Goranson(2) CEO	2022	365,688	N/A	1,453,941	135,440	N/A	N/A	N/A	1,955,069
	2021	338,445	N/A	N/A	247,742	N/A	N/A	N/A	586,187
	2020	89,917	N/A	813,000	N/A	N/A	N/A	N/A	902,917
Carrie Mierkey(3) CFO	2022	263,848	N/A	559,208	67,720	N/A	N/A	N/A	890,776
	2021	201,082	N/A	225,777	107,049	N/A	N/A	N/A	533,908
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William M. Sheriff Executive Chairman	2022	296,926	N/A	1,230,257	270,880	N/A	N/A	N/A	1,798,064
	2021	127,857	N/A	N/A	116,989	N/A	N/A	N/A	244,846
	2020	N/A	N/A	120,000	N/A	N/A	N/A	80,048	200,048
Peter Luthiger(4) Chief Operating Officer	2022	205,127	N/A	296,460	47,404	N/A	N/A	N/A	548,991
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gregory Zerzan(5) Chief Administrative Officer	2022	157,580	N/A	346,821	67,720	N/A	N/A	N/A	572,121
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:
For the financial year ended December 31, 2022
Risk-free interest rate:	2.06%
Expected dividend yield:	0%
Expected volatility:	116.48%
Expected life of option:	4.9 years

For the financial year ended December 31, 2021
Risk-free interest rate:	0.88%
Expected dividend yield:	0.00%
Expected volatility:	128.79%
Expected life of option:	5 years

For the financial year ended December 31, 2020
Risk-free interest rate:	0.40%
Expected dividend yield:	0.00%
Expected volatility:	169.3%
Expected life of option:	5 years

enCore has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is widely used by US and Canadian public companies in estimating option-based compensation values.

(2)	Mr. Goranson was appointed as the Company’s CEO on October 1, 2020.
(3)	Ms. Mierkey was appointed as the Company’s CFO on February 1, 2021.
(4)	Mr. Luthiger was appointed as the Company’s Chief Operating Officer on May 1, 2022.
(5)	Mr. Zerzan was appointed the Company’s Chief Administrative Officer on July 15, 2022.

Narrative Discussion of Summary Compensation Table

The significant factors relating to the compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2022, 2021 and 2020 in respect of the NEOs of the Company, vary depending on the circumstances of each award, and may include:

•	the significance of the terms of each NEO’s employment agreement or arrangement;
•	management discussion and valuation of achievements and performance; and
•	any repricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed financial year.

Incentive Plan Awards for NEOs

Outstanding Share-based Awards and Option-based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each NEO all awards outstanding at the end of the most recently completed financial year (ended December 31, 2022).

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#)(1) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the money options ($)(2) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
W. Paul Goranson CEO	50,000 475,000 433,333	1.05 1.349 4.20	Sept. 1, 2025 Sept. 10, 2025 Feb. 14, 2027	107,500 879,225 Nil	N/A	N/A	N/A
Carrie Mierkey CFO	83,333 166,667	3.24 4.20	Feb. 26, 2026 Feb. 14, 2027	Nil Nil	N/A	N/A	N/A
William M. Sheriff Executive Chairman	50,000 233,333 200,000 366,667	0.18 0.45 0.615 4.20	May 15, 2023 June 3, 2024 May 20, 2025 Feb. 14, 2027	151,000 641,666 517,000 Nil	N/A	N/A	N/A
Peter Luthiger Chief Operating Officer	83,333	4.32	May 2, 2027	Nil	N/A	N/A	N/A
Gregory Zerzan Chief Administrative Officer	133,333	3.21	July 15, 2027	Nil	N/A	N/A	N/A

Notes:

(1)	Numbers reflect the share consolidation completed by the Company on September 14, 2022.
(2)	Calculated as the number of unexercised options multiplied by the share price as of December 30, 2022, the last trading day of the fiscal 2022 year ($3.20), deducted by the exercise price.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year (ended December 31, 2022) for each incentive plan award to NEOs.

Name	Option-based Awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
W. Paul Goranson CEO	$645,392.95(2)	N/A	100,000
Carrie Mierkey CFO	$22,499.64(3)	N/A	50,000
William M. Sheriff Executive Chairman	$128,000(4)	N/A	200,000
Peter Luthiger Chief Operating Officer	$Nil(5)	N/A	35,000
Gregory Zerzan Chief Administrative Officer	Nil(6)	N/A	50,000

Notes:

(1)	Calculated as the number of options vested during the year multiplied by the difference between the market price on the vesting date and the related exercise price.
(2)	On March 1, 2022, 25,000 Options vested at an exercise price of $1.05; on March 10, 2022, 141,667 Options vested at an exercise price of $1.349; and on August 14, 2022, 108,333 Options vested at an exercise price of $4.20. The closing market price of the Company’s Common Shares on the Exchange was $5.10 on March 1, 2022, $5.19 on March 10, 2022, and $4.17 on August 14, 2022.
(3)	On February 26, 2022, 20,833 Options vested at an exercise price of $3.24; on August 14, 2022, 41,667 Options vested at an exercise price of $4.20; and on August 26, 2022, 20,833 options vested at an exercise price of $3.24 The closing market price of the Company’s Common Shares on the Exchange was $4.32 on February 26, 2022, $4.17 on August 14, 2022 and $3.96 on August 26, 2022.
(4)	On May 20, 2022, 50,000 Options vested at an exercise price of $0.615; and on August 14, 2022, 91,667 Options vested at an exercise price of $4.20. The closing market price of the Company’s Common Shares on the Exchange was $3.21 on May 20, 2022, and $4.17 on August 14, 2022.
(5)	On November 2, 2022, 20,833 Options vested at an exercise price of $4.32. The closing market price of the Company’s Common Shares on the Exchange was $3.44 on November 2, 2022.
(6)	On December 31, 2022, 33,333 Options vested at an exercise price of $3.21. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on December 31, 2022.

Narrative Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis. These terms include:

•	the number of securities underlying each award or received on vesting or exercise;
•	exercise prices and expiry dates;
•	whether awards are vested or unvested;
•	performance goals or similar conditions, or other significant conditions; and
•	the closing market price on the grant date.

Pension Plan Benefits

The Company does not provide a defined benefit plan or a defined contribution plan for any of its executive officers or employees, nor does it have a deferred compensation plan for any of its executive officers.

Termination and Change of Control Benefits

Employment agreements are in place for the NEOs which set out the details relating to the provision of severance payments upon termination of employment and the consequent obligations of non-competition and non-solicitation.

W. Paul Goranson

Pursuant to the employment agreement dated October 1, 2020 between enCore and Mr. Goranson, if there is a Change of Control, then all of the stock options previously granted to Mr. Goranson that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Goranson will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Goranson may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Goranson, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates his employment agreement without cause, Mr. Goranson will be entitled to an amount in cash equal to two times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. He will also be entitled to continue in the Company’s group health insurance plan for a period of 24 months beyond the date of termination.

Carrie Mierkey

Pursuant to the employment agreement dated February 1, 2021 between enCore and Carrie Mierkey, the Company’s current CFO, if there is a Change of Control, then all of the stock options previously granted to Ms. Mierkey that have neither vested nor expired will automatically vest and become immediately exercisable. Ms. Mierkey will have 90 days from the effective date of the termination of her employment to exercise any stock options which had vested as of the effective date of termination and thereafter, her stock options will expire and she will have no further right to exercise the stock options. Ms. Mierkey may terminate her employment agreement with 30 days’ written notice to the Company. The Company may terminate her agreement for cause at any time with no further obligations to Ms. Mierkey, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates her employment agreement without cause, Ms. Mierkey will be entitled to an amount in cash equal to one times the sum of Ms. Mierkey’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. She will also be entitled to continue in the Company’s group health insurance plan for a period of 12 months beyond the date of termination.

William M. Sheriff

Pursuant to the employment agreement between enCore and Mr. Sheriff, if there is a Change of Control, then all of the stock options previously granted to Mr. Sheriff that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Sheriff will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Sheriff may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Sheriff, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates his employment agreement without cause or upon a Change of Control, Mr. Sheriff will be entitled to an amount in cash equal to $500,000 adjusted for inflation after Mr. Sheriff signs the release contemplated by the agreement, or an amount in cash equal to one times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. He will also be entitled to continue in the Company’s group health insurance plan for a period of 12 months beyond the date of termination.

Peter Luthiger

Pursuant to the employment agreement between enCore and Mr. Luthiger, if there is a Change of Control and Mr. Luthiger’s employment is not continued by the Company, then all of the stock options previously granted to Mr. Luthiger that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Luthiger will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Luthiger may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Luthiger, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates his employment agreement without cause or upon a Change of Control, Mr. Luthiger will be entitled to an amount in cash equal to two times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. He will also be entitled to continue in the Company’s group health insurance plan for a period of up to 24 months beyond the date of termination, or until he becomes insured by a subsequent employer.

Gregory Zerzan

Pursuant to the employment agreement between enCore and Mr. Zerzan, if there is a Change of Control and Mr. Zerzan’s employment is not continued by the Company, then all of the stock options previously granted to Mr. Zerzan that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Zerzan will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Zerzan may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Zerzan, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates his employment agreement without cause or upon a Change of Control, Mr. Zerzan will be entitled to an amount in cash equal to two times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. He will also be entitled to continue in the Company’s group health insurance plan for a period of up to 24 months beyond the date of termination, or until he becomes insured by a subsequent employer.

Other than the agreements described herein, the Company and its subsidiaries are not parties to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of:

(a)	resignation, retirement or any other termination of employment with the Company or one of its subsidiaries;
(b)	a change of control of the Company or one of its subsidiaries; or
(c)	a change in the director, officer or employee’s responsibilities following a change of control of the Company.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation earned by the non-executive directors for the Company’s most recently completed financial year (ended December 31, 2022).

Name (a)	Fees earned ($) (b)	Share-based awards ($) (c)	Option-based awards ($)(1) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($)(2) (g)	Total ($) (h)
William B. Harris	48,758	N/A	894,733	N/A	N/A	18,962	962,453
Dennis E. Stover	121,896	N/A	838,812	N/A	N/A	Nil	960,708
Mark S. Pelizza	32,506	N/A	782,891	N/A	N/A	27,088	842,485
Richard M. Cherry	32,506	N/A	782,891	N/A	N/A	35,214	850,611
Susan Hoxie-Key	18,962	N/A	559,208	N/A	N/A	27,088	605,257

Note:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:

For the financial year ended December 31, 2022

Risk-free interest rate:	2.06%
Expected dividend yield:	0%
Expected volatility:	116.48%
Expected life of option:	4.9 years

The Company has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is widely used by US and Canadian public companies in estimating option-based compensation value.

(2)	Fees related to additional time spent while serving on the Special Committee of the Board during the fiscal 2022 year.

Narrative Discussion of Director Compensation Table

Other than as disclosed herein, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.

Incentive Plan Awards for Directors

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year (ended December 31, 2022).

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#)(1) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the money options ($)(2) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
William B. Harris	16,667 150,000 116,667 266,667	0.18 0.45 0.615 4.20	May 15, 2023 June 3, 2024 May 20, 2025 Feb. 14, 2027	50,334 412,500 301,584 Nil	N/A	N/A	N/A
Dennis E. Stover	233,333 200,000 250,000	0.45 0.615 4.20	June 3, 2024 May 20, 2025 Feb. 14, 2027	641,666 517,000 Nil	N/A	N/A	N/A
Mark S. Pelizza	133,333 100,000 233,333	0.45 0.615 4.20	June 3, 2024 May 20, 2025 Feb. 14, 2027	366,666 258,500 Nil	N/A	N/A	N/A
Richard M. Cherry	16,667 133,333 100,000 233,333	0.18 0.45 0.615 4.20	May 15, 2023 June 3, 2024 May 20, 2025 Feb. 14, 2027	50,334 366,666 258,500 Nil	N/A	N/A	N/A
Susan Hoxie-Key	166,667	3.75	June 1, 2027	Nil	N/A	N/A	N/A

Notes:

(1)	Numbers reflect the share consolidation completed by the Company on September 14, 2022.
(2)	Calculated as the number of unexercised options multiplied by the share price as of December 30, 2022, the last trading day of the fiscal 2022 year ($3.20), deducted by the exercise price.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned during the most recently completed financial year (ended December 31, 2022) for each incentive plan award to directors.

Name	Option-based Awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
William B. Harris	74,667.52(2)	N/A	N/A
Dennis E. Stover	128,000(3)	N/A	N/A
Mark S. Pelizza	64,0004)	N/A	N/A
Richard M. Cherry	64,000(5)	N/A	N/A
Susan Hoxie-Key	Nil(6)	N/A	N/A

Notes:

(1)	Calculated as the number of options vested during the year multiplied by the difference between the market price on the vesting date and the related exercise price.
(2)	On May 20, 2022, 29,167 Options vested at an exercise price of $0.615; and on August 14, 2022, 66,667 Options vested at an exercise price of $4.20. The closing market price of the Company’s Common Shares on the Exchange was $3.21 on May 20, 2022 and $4.17 on August 14, 2022.
(3)	On May 20, 2022, 50,000 Options vested at an exercise price of $0.615; and on August 14, 2022, 62,500 Options vested at an exercise price of $4.20. The closing market price of the Company’s Common Shares on the Exchange was $3.21 on May 20, 2022 and $4.17 on August 14, 2022.

(4)	On May 20, 2022, 25,000 Options vested at an exercise price of $0.615; and on August 14, 2022, 58,333 Options vested at an exercise price of $4.20. The closing market price of the Company’s Common Shares on the Exchange was $3.21 on May 20, 2022 and $4.17 on August 14, 2022.
(5)	On May 20, 2022, 25,000 Options vested at an exercise price of $0.615; and on August 14, 2022, 58,333 Options vested at an exercise price of $4.20. The closing market price of the Company’s Common Shares on the Exchange was $3.21 on May 20, 2022 and $4.17 on August 14, 2022.
(6)	On December 1, 2022, 41,667 Options vested at an exercise price of $3.75. The closing market price of the Company’s Common Shares on the Exchange was $3.33 on December 1, 2022.

Narrative Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year (ended December 31, 2022) with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders (stock option plan)	7,235,648	$2.53	3,658,357
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL:	7,235,648	$2.53	3,658,357

Note:

(1)	The number of issued and outstanding Common Shares at December 31, 2022 was 108,940,051 (10% being 10,894,005).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, proposed nominees for election as directors and their associates, or any former executive officers, directors and employees of the Company or any of its subsidiaries, is, as at the date of this Information Circular, or has been at any time during the most recently completed financial year, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s most recently completed financial year, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not to any substantial degree performed by anyone other than by the directors or executive officers of the Company or subsidiary.

STATEMENT OF CORPORATE GOVERNANCE

The following description of the Company’s corporate governance practices is provided in accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and Form 58-101F1 Corporate Governance Disclosure thereunder.

Board of Director

Composition of the Board

The composition of the Board currently consists of the following seven members: W. Paul Goranson, William M. Sheriff, Dennis E. Stover, William B. Harris, Mark S. Pelizza, Richard M. Cherry, and Susan Hoxie-Key. It is proposed that all seven individuals will be nominated for election at the Meeting.

There are currently four Board members, William B. Harris, Mark S. Pelizza, Richard M. Cherry, and Susan Hoxie-Key, who are considered to be independent for purposes of membership on the Board. For this purpose, a director is independent if they have no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Of the proposed nominees, W. Paul Goranson (CEO), Dennis Stover (Chief Technical Officer) and William M. Sheriff (Executive Chairman) are considered to be non-independent directors.

Other Directorships

The following table sets forth the directors of the Company who are currently directors of other reporting issuers as at May 12, 2023:

Name of Director	Name of Other Reporting Issuer
W. Paul Goranson	N/A
Dennis E. Stover	N/A
William M. Sheriff	C2C Gold Corp.
William B. Harris	Scandium International Mining Corp.
Mark S. Pelizza	N/A
Richard M. Cherry	N/A
Susan Hoxie-Key	N/A

Independent Director Meetings

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

In order to facilitate open and candid discussion among independent directors, communication among the independent directors occurs on an informal and ongoing basis as such need arises.

Chair of the Board

The Board has concluded that William M. Sheriff, the Chair of the Board, is not an independent director. See “Composition of the Board” above.

As the Chair of the Board is not independent, the directors shall select from among the directors, an individual who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Board will consider, on an ongoing basis, whether additional structures or processes are required to permit it to function independently of management of the Company.

Attendance

During the financial year ended December 31, 2022, the Board held eleven (11) meetings and the Company’s audit committee (the “Audit Committee”) held five (5) meetings. The following summarizes the attendance record of directors for each of such meetings.

Name	Board Meetings	Audit Committee Meetings
W. Paul Goranson	11 out of 11	N/A
Dennis E. Stover	10 out of 11	N/A
William M. Sheriff	11out of 11	N/A
William B. Harris	10 out of 11	5 out of 5
Mark S. Pelizza	11 out of 11	3 out of 3(1)
Richard M. Cherry	11 out of 11	5 out of 5
Susan Hoxie-Key	7 out of 7(2)	2 out of 2(3)

Notes:

(1)	Mr. Pelizza was previously appointed as a member of the Audit Committee until August 17, 2022.
(2)	Susan Hoxie-Key was appointed as a director on June 22, 2022 and accordingly did not attend Board Meetings prior to her appointment.
(3)	Ms. Hoxie Key was appointed as a member of the Audit Committee on August 17, 2022 and accordingly did not attend Audit Committee Meetings prior to her appointment.

Each director endeavours to attend all Board meetings. On occasion, they may not be able to do so as a result of travel schedules, access to communication or personal situations or time zone restrictions. Management makes significant efforts to provide reasonable notice to the directors when scheduling meetings. However, as situations arise, and decisions are required, not all meetings will be able to accommodate the schedules of all individuals. In those cases, the director chooses a fellow director or the CEO to discuss and represent their views at the meeting by proxy.

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Appendix “A” to this Information Circular.

Position Descriptions

The Board has adopted a position description for the CEO. The Board has not yet adopted position descriptions for the Chair of the Board, the chair of each Board committee, or the Lead Director. The Board is in the process of preparing such position descriptions and intends to adopt them during the 2023 financial year. The descriptions for these positions will delineate the role and responsibilities of the Chair, the chair of each Board committee, and the Lead Director.

In the interim, the Board expects the CEO and its management team to be responsible for management of the Company’s operations and to execute the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval all material plans and strategies, in keeping with the Company’s overall strategic direction as determined by the Board. In addition to those matters which by law must be approved by the Board, prior approval by the Board (or a committee thereof) is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all executive officers of the Company and approves all material transactions.

Orientation and Continuing Education

When new directors are elected or appointed, they receive orientation on the Company’s business, current projects, reports on operations and results, public disclosure filings by the Company, reports on industry, and the responsibilities of directors. With respect to continuing education, Board meetings may include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members on an ongoing basis.

All of the Company’s directors are in various stages of working towards the National Association of Corporate Directors’ Directorship Certification Program, with the goal of everyone completing before the end of 2023.

Ethical Business Conduct

The Board has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Board monitors compliance with the Code through the Chair of the Audit Committee and the CEO. The Code provides that each person is personally responsible for and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation.

The Code also requires each director, officer, employee and consultant of the Company to fully disclose in writing his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such an interest has been disclosed, the Chair of the Audit Committee or Board will determine what course of action should be taken.

A copy of the Code is available on SEDAR at www.sedar.com and on the Company’s website at https://www.encoreuranium.com/.

The Company requires any director or officer who has a material interest in an entity which is a party to a proposed or actual material contract or transaction with the Company to disclose the nature and extent of such interest in writing to the Company, or at a meeting of directors. Directors are also required to comply with the Company’s “Timely Disclosure, Confidentiality and Insider Trading Policy”.

Nomination of Directors

The Governance and Nominating Committee identifies and makes recommendations to the Board on new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects and timing. Prospective directors are not approached until consensus is reached.

Compensation

The Compensation Committee is responsible for reviewing and determining the adequacy and form of compensation paid to the Company’s directors, executives and key employees. The Compensation Committee evaluates the performance of senior management measured against the Company’s business goals and industry compensation levels.

Other Board Committees

Other than the Audit Committee and Compensation Committee, the Board has four standing committees: the Governance and Nominating Committee, the Option Grant Committee, the Investment Committee, and the Health, Safety, Environmental and Sustainability Committee.

The Governance and Nominating Committee assists the Board in developing the Company’s approach to corporate governance, including developing and monitoring a set of corporate governance principles and guidelines that are specifically applicable to the Company, and to identify and recommend to the Board qualified nominees for appointment or election as directors. The current members of the Governance and Nominating Committee are William B. Harris, Mark S. Pelizza, and Susan Hoxie-Key.

The Option Grant Committee assists the Board by fixing of the number and price of options, and granting such options, to employees and consultants who are not insiders of the Company, without the further approval of the Board. The current members of the Option Grant Committee are Dennis E. Stover, William M. Sheriff, and W. Paul Goranson.

The Investment Committee is a committee of the Board generally responsible for the oversight of the Company's investment transactions, management, policies and guidelines, including review of investment manager selection (if any), establishment of investment benchmarks, and oversight of investment risk management exposure policies and guidelines. The current members of the Investment Committee are William M. Sheriff, William B. Harris, and W. Paul Goranson.

The Health, Safety, Environmental and Sustainability Committee oversees the development and implementation of polices and best practices relating to health, safety, environmental and sustainability issues to ensure compliance with applicable laws, regulations, and policies in the jurisdictions in which the Company carries on business. The current members of the Health, Safety, Environmental and Sustainability Committee are Dennis E. Stover, Mark S. Pelizza, and Richard M. Cherry.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for the directors on its Board but does review the members of the Board on an annual basis. Directors serve one-year terms and are elected at each annual meeting of shareholders. The Board is responsible for identifying nominees who it believes have the competencies and skills to facilitate effective decision making. The Chair and Chief Executive Officer are consulted and have input in the nomination process. There is no retirement policy for directors of the Company.

Policies Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has adopted a diversity policy which sets out the Company’s approach to diversity on the Board and among the executive officers of the Company. When considering the composition of, and individuals to nominate or hire to, the Board and the Governance and Nominating Committee shall consider diversity from a number of aspects, including but not limited to gender, age, race, ethnicity and cultural diversity.

The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. The Board has however considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, though it has not adopted a target regarding women on the Board. Currently, there is one woman serving as a director of the Company, comprising 14% of the Company’s board. There is one woman serving as an executive officer of the Company, comprising 13% of the Company’s management team.

AUDIT COMMITTEE

Audit Committee Disclosure

As required by National Instrument 52-110 - Audit Committees, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Audit Committee Information”. The AIF may be obtained under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information is provided in the Company’s comparative annual audited financial statements and management’s discussion and analysis for its most recently completed financial year, and will be available online at www.sedar.com. Shareholders may request additional copies by mail to Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

DIRECTORS’ APPROVAL

The contents and the sending of the accompanying notice of Meeting and this Information Circular have been approved by the Board.

DATED at Vancouver, British Columbia, this 12th day of May, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

“W. Paul Goranson”

______________________________

W. Paul Goranson
Chief Executive Officer

APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(As approved by the Board on May 12, 2023)

1.	INTRODUCTION TO THE BOARD’S MANDATE

This board mandate (the “Mandate”) applies to the board of directors (the “Board”) of enCore Energy Corp. (the “Company”) in recognition of the Board’s responsibility for the stewardship of the Company and the activities of management.

The Board will carry out its duties, responsibilities and obligations with a view to the best interests of the Company. The Board’s fundamental objectives are to enhance and preserve shareholder value, and to ensure that the Company meets its obligations on an ongoing basis. In performing its functions, the Board should also consider the legitimate interests that other stakeholders, such as employees and customers, may have in the Company. The Board shall exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances.

2.	AUTHORITY

The Board operates by delegating certain authority to management and by reserving certain powers to itself. Subject to the Company’s Articles and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

3.	PROCEDURE AND ORGANIZATION

a.	The composition of the Board and qualifications of its members is determined in accordance with applicable legal requirements and best practices, as determined by the Board.

b.	The quorum for the transaction of business at any meeting of the Board will be a majority of the members of directors then in office.

c.	The Corporate Secretary of the Company (or other person accepted by the Board to take minutes) shall have the responsibility for taking minutes at all meetings of the Board and for circulating drafts of such minutes to the chair of the Board (“Chair”) promptly following each meeting. The Corporate Secretary of the Company (or other person accepted to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.

d.	Where the Chair is not an independent director, the directors may select from among the directors, an individual who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Board will consider, on an ongoing basis, whether additional structures or processes are required to permit it to function independently of management of the Company.

e.	The Board may invite such other persons to its meetings, as it deems appropriate.

f.	Any written material to be provided to directors for a Board meeting must be relevant, concise and shall be distributed in advance of any meeting of the Board.

4.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In carrying out its responsibilities, the Board shall also focus on ensuring that the Board will:

4.1       Strategic Planning

a.	adopt the Company’s strategic planning process which takes into account, among other things, the opportunities and risks of the business;

b.	collaborate with management in the creation of the Company’s strategic plan;

c.	pay particular attention, review and approve complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure; and

d.	perform periodic reviews of the approved strategy and discuss results at each meeting to ensure the attainment of key objectives.

4.2       Risk Management and Capital Management

a.	oversee the identification and monitoring of the principal risks affecting the Company’s business and ensure that the Company’s business strategies and allocations of capital are managed appropriately or are consistent with recommendations from the Audit Committee;

b.	receive and review reports from management on the status of risk management activities;

c.	approve the Company’s annual budget and receive reports from management with respect of this topic; and

d.	ensure that the Company’s financial performance is available and reported to the Audit Committee, shareholders and regulators on a timely and regular basis, and that reasonable steps are taken to ensure timely reporting of events.

4.3       Corporate Governance

a.	implement a clear delineation of roles and responsibilities by developing appropriate management authority guidelines, charters or mandates;

b.	with recommendations from the Governance and Nominating Committee, develop the Company’s approach to corporate governance, including the implementation of specific corporate governance policies and guidelines that shall apply to the Company;

c.	ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, to the extent required by applicable laws and regulations;

d.	along with the Audit Committee, ensure that the conduct of officers, employees, contractors and consultants comply with the Code of Business Conduct and Ethics; and

e.	promote a culture of integrity throughout the Company.

5.	INDEPENDENT CONSULTANTS

In order to effectively fulfil its roles and duties, the Board may contact and have discussions with external auditors or consultants, at the expense of the Company, in appropriate circumstances. The Board may, in its sole discretion, obtain advice and assistance from independent outside counsel and such other advisors as it deems necessary. The Board may set the appropriate compensation and shall oversee the work of any outside counsel.

6.	POLICY REVIEW

The Board will review and evaluate this Mandate periodically for the purpose of evaluating its effectiveness and changes or additions will be implemented promptly when mandated by regulatory changes or developments to ensure accurate and timely disclosure in accordance with its disclosure obligations.